OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Comvita New Zealand Limited)*
(Initial Filing – Comvita Limited)*

Derma Sciences, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

249827106
(CUSIP Number)

March 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827106

1	NAMES OF REPORTING PERSONS Comvita New Zealand Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

	5	SOLE VOTING POWER 0

NUMBER OF SHARES	6	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 249827106

1	NAMES OF REPORTING PERSONS Comvita Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

	5	SOLE VOTING POWER 1,143,750

NUMBER OF SHARES	6	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,143,750
PERSON
WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,143,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.71%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 249827106	Page 1 of 4

SCHEDULE 13G/A

This statement on Schedule 13G constitutes the initial filing of Comvita Limited (“Comvita”) and Amendment No. 3 to the Schedule 13G (the “Comvita NZ Amendment”) filed by Comvita New Zealand Limited (“Comvita NZ”) and amends and supplements the Schedule 13Gs filed by Comvita NZ (together, the “Comvita NZ Schedule 13Gs”).

Item 1(a)	Name of Issuer:
Derma Sciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

Item 2(a)	Name of Person Filing:

Item 2(a) is hereby amended and supplemented as follows:

(1) Comvita New Zealand Limited
(2) Comvita Limited

Item 2(b)	Address of Principal Business Office:

Item 2(b) is hereby amended and supplemented as follows:

(1) Wilson Road South, Private Bag 1, Te Puke 3189, New Zealand
(2) Wilson Road South, Private Bag 1, Te Puke 3189, New Zealand

Item 2(c)	Place of Organization:

Item 2(c) is hereby amended and supplemented as follows:

(1) New Zealand
(2) New Zealand

Item 2(d)	Title of Class of Securities:
(1)	858,333 Shares of Common Stock, $0.01 par value per share (“Common Stock”) of Derma Sciences, Inc. (“Issuer”);
(2)	Series H Warrants to purchase up to 52,084 shares of Common Stock at a per share purchase price of $8.00 exercisable through 4/30/2011;
(3)	Series N Warrants to purchase up to 100,000 shares of Common Stock at a per share purchase price of $6.25 exercisable through 2/23/2015; and
(4)	Series Q Warrants to purchase up to 133,333 shares of Common Stock at a per share purchase price of $5.50 exercisable through 2/23/2015.

CUSIP No. 249827106	Page 2 of 4

Item 2(e)	CUSIP Number:
249827106

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3 is hereby amended and supplemented as follows:

(1)(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(3)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

(2)(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(3)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 249827106	Page 3 of 4

Item 4	Ownership.

Item 4 is hereby amended and supplemented to add the following:  Comvita is the parent company of Comvita NZ.  Comvita NZ is the wholly-owned subsidiary of Comvita.  On or about March 31, 2010, all of the securities of Issuer beneficially owned by Comvita NZ as reported in the Comvita NZ Schedule 13Gs were transferred from Comvita NZ to Comvita.

(1)  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

0 shares of Common Stock

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	None
(ii)	Shared power to vote or to direct the vote:	None
(iii)	Sole power to dispose or to direct the disposition of:	None
(iv)	Shared power to dispose or to direct the disposition of:	None

(2)  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

1,143,750 shares of Common Stock

(b)	Percent of class:

16.71%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,143,750
(ii)	Shared power to vote or to direct the vote:	None
(iii)	Sole power to dispose or to direct the disposition of:	1,143,750
(iv)	Shared power to dispose or to direct the disposition of:	None

CUSIP No. 249827106	Page 4 of 4

Item 5	Ownership of Five Percent or Less of a Class.

(1) If this statement is being filed to report the fact that as of the date hereof the reporting person Comvita NZ has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

(2) If this statement is being filed to report the fact that as of the date hereof the reporting person Comvita has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8	Identification and Classification of Members of the Group.

Item 9	Notice of Dissolution of Group.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 249827106	Page 5 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/5/2010	COMVITA NEW ZEALAND LIMITED

	By:	/s/ Brett Hewlett
	Name:	Brett Hewlett
	Title:	Chief Executive Officer

Date: 4/5/2010	COMVITA LIMITED

	By:	/s/ Brett Hewlett
	Name:	Brett Hewlett
	Title:	Chief Executive Officer